

File No. 82-4018

Annual document according to Sec. 10 of the German Securities Prospectus Act (WpPG)

Overview of the published information on fiscal 2006 according to Sec. 10 of the German Securities Prospectus Act (WpPG)

02/23/2007

According to Sec. 10 of the German Securities Prospectus Act (WpPG), which entered into force on 07/01/2005, listed companies are obligated to make available to the public a document containing information published or made available to the public in the twelve preceding months to comply with certain regulations under German company or capital market law. RWE AG published the following information in fiscal 2006 as well as after the end of the financial year until today. We would like to point out that this information possibly is not up-to-date anymore.

Ad-hoc-announcements (§ 15 WpHG)



- RWE sells Thames Water Holdings plc to Kemble Water Limited for GBP 4.8 billion of 10/16/2006
- Dr Jürgen Großmann to become new Chief Executive Officer of RWE AG in 2008 of 02/21/2007
- RWE announces the principles for its dividend policy, plans for a share buyback and an expected increase in future recurrent net income of 02/21/2007

Directors' Dealings-announcements (§ 15 a WpHG)



- Directors' Dealings 07/25/2006

Announcements about participations in RWE AG (§ 25 WpHG)

- 01/28/2006
- 02/17/2006

Annual reports of RWE Group

- Annual report on fiscal 2005
- Annual report on fiscal 2006

Financial statements and reviews of operations of RWE AG

- Financial statements on fiscal 2005
- Financial statements on fiscal 2006

Interim reports of RWE Group

- Report on the first quarter of fiscal 2006 of 05/15/2006
- Report on the first half of fiscal 2006 of 08/10/2006
- Report on the first three quarters of fiscal 2006 of 11/09/2006

Invitation to the Annual General Meeting of 04/13/2006 of 02/28/2006

- Invitation, 20 pages

Dividend announcement on fiscal 2005 of 04/18/2006

- Dividend Announcement

Corporate calender

- Corporate calendar on fiscal 2006
- Corporate calendar on fiscal 2007

If you are unable to access the information from the given site, we would be pleased to send it to you on request:



Cornelia Rath
Manager Investor Relations
T +49(0)201/12-15039
F +49(0)201/12-15265
E Mail to Cornelia Rath

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